Exhibit (b)

AMENDMENT TO THE DEPOSIT AGREEMENT

THIS AMENDMENT (the "Amendment") dated as of September 14, 2020 (the "Effective Date") to the Deposit Agreement, dated as of September 9, 2016 (the "Deposit Agreement"), by and among (i) Lundin Energy AB (publ), a company incorporated under the laws of the Kingdom of Sweden (and together with any of its successors, collectively referred to as the "Company") formerly known as Lundin Petroleum AB (publ), (ii) Deutsche Bank Trust Company Americas, an indirect wholly owned subsidiary of Deutsche Bank A.G., acting in its capacity as depositary, and any successor depositary hereunder (the "Depositary"), and (iii) all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued hereunder (all such capitalized terms as hereinafter defined).

W I T N E S S E T H:

WHEREAS, the Company and the Depositary executed the Deposit Agreement; and

WHEREAS, pursuant to Section 6.1 of the Deposit Agreement, the Company and the Depositary desire to amend certain terms of the Deposit Agreement and Receipts.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Depositary hereby agree to amend the Deposit Agreement and the American Depositary Receipts, effective as of the Effective Date, as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Definitions. Unless otherwise defined in this Amendment, all capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the Deposit Agreement.

ARTICLE II

AMENDMENTS TO DEPOSIT AGREEMENT AND RECEIPTS

SECTION 2.01. All references in the Deposit Agreement and the Receipts to the term "Deposit Agreement" shall, as of the Effective Date (as defined herein), refer to the Deposit Agreement, as amended by this Amendment. All references to the Company, as of April 2, 2020, as a result of the name change effected by the Company, refer to Lundin Energy AB (publ).

SECTION 2.02. The fourth sentence of the first paragraph of Section 7.6 of the Deposit Agreement referring to the Process Agent shall be amended to reflect that the Company has appointed Depositary Management Corporation as its new Process Agent. To effect this appointment, the fourth sentence of the first paragraph of Section 7.6 is deleted and replaced as follows:

"The Company hereby irrevocably designates, appoints and empowers Depositary Management Corporation (the "Process Agent") now at 570 Lexington Avenue, Suite 2405, New York, NY 10022, as its authorized agent to receive and accept for and on its behalf, and on behalf of its properties, assets and revenues, service by mail of any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding brought against the Company in any federal or state court as described in the preceding sentence or in the next paragraph of this Section 7.6, effective as of the Effective Date."

SECTION 2.03. The form of Receipt and all outstanding Receipts (including, without limitation, the terms of each outstanding American Depositary Share) are amended and restated to read as set forth in Exhibit (c) to post-effective amendment no. 1 on Form F-6 to which this Amendment is filed as Exhibit (b) hereto as of the Effective Date.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01. Representations and Warranties of the Company. Representations and Warranties. The Company represents and warrants to, and agrees with, the Depositary and the Holders and Beneficial Owners, that this Amendment, when executed and delivered by the Company, and assuming due execution and delivery by the Depositary, and the Deposit Agreement, as amended by this Amendment,  will be, and the Deposit Agreement previously entered into has been, respectively, duly and validly authorized, executed and delivered by the Company, and each constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its respective terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

SECTION 3.02 Representations and Warranties of the Depositary. The Depositary represents and warrants to the Company that this Amendment, when executed and delivered by Depositary, and assuming due execution and delivery by the Company, and the Deposit Agreement, as amended by this Amendment, will be, and the Deposit Agreement previously entered into has been, respectively, duly and validly authorized, executed and delivered by the Depositary, and each constitutes the legal, valid and binding obligation of the Depositary, enforceable against the Depositary in accordance with its respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

ARTICLE IV

MISCELLANEOUS

SECTION 4.01 Effective Date. This Amendment is dated as of the Effective Date. Upon and after the Effective Date, each Holder shall be deemed, by continuing to hold Receipts, to have consented and agreed to this Amendment and to be subject to and bound by all of the terms and conditions of the Deposit Agreement, as amended by this Amendment.

SECTION 4.02 Outstanding Receipts. Receipts issued prior to the date hereof, which do not reflect the changes to the form of Receipt effected hereby, do not need to be called in for exchange and may remain outstanding until such time as the Holders thereof choose to surrender them for any reason under the Deposit Agreement, as amended by this Amendment.  The Depositary is authorized and directed to take any and all actions deemed necessary to effect the foregoing. Holders and Beneficial Owners of American Depositary Shares issued and outstanding under the Deposit Agreement prior to the date hereof, shall in all respects, from and after the date hereof, be deemed Holders and Beneficial Owners of American Depositary Shares issued pursuant and be subject to all of the terms and conditions of the Deposit Agreement, as amended by this Amendment.

SECTION 4.03 Indemnification. The parties hereto accept and shall be entitled to the benefits of the indemnification provisions of Section 5.8 of the Deposit Agreement in connection with any and all liability it or they may incur as a result of the terms of this Amendment and the transactions contemplated herein.

SECTION 4.04 Governing Law. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY NEW YORK LAW.

SECTION 4.05 Counterparts. This Amendment may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Company and the Depositary have caused this Amendment to be executed by representatives hereunto duly authorized as of the Effective Date.

LUNDIN ENERGY AB (PUBL)

By:	/s/ Alex Schneiter
	Name:	Alex Schneiter
	Title:	CEO

DEUTSCHE BANK TRUST COMPANY AMERICAS, as the Depositary

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

By:	/s/ Michael Fitzpatrick
	Name:	Michael Fitzpatrick
	Title:	Vice President

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